Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated August 4, 2015	Registration No. 333-204836

5,025,000 Ordinary Shares

INTEC PHARMA LTD.

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) supplements the Prospectus dated August 4, 2015 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-204836). This Prospectus Supplement is being filed to include the information set forth in the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 31, 2015, which is set forth below.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included in the Prospectus.  If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Report of Foreign Private Issuer on Form 6-K

On August 31, 2015, we furnished to the Securities and Exchange Commission a Report of Foreign Private Issuer on Form 6-K, which included a report from our board of directors and interim unaudited financial statements for the three and six month periods ended June 30, 2015 . The text of such Form 6-K is attached hereto.

Investing in our ordinary shares involves certain significant risks. See “Risk Factors” beginning on page 13 of the Prospectus. You should carefully consider these risk factors, as well as the information contained in the Prospectus, before you invest.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any other state or foreign regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 17, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street

Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On August 30, 2015, the Company published a quarterly report in Israel for the period ended June 30, 2015, which report includes a report from the Company’s board of directors and interim unaudited financial statements for the three and six month periods ended June 30, 2015.

A copy of the quarterly report is attached as Exhibit 99.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intec Pharma Ltd.

Date: August 31, 2015

	By:	/s/ Zeev Weiss
Zeev Weiss
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Intec Pharma Ltd. Quarterly Report dated August 30, 2015.

Exhibit 99.1

Intec Pharma Ltd.

In accordance with the provisions of the Securities Regulations (Periodic and Immediate Reports)(Amendment), 5774-2014 (the “Regulations”), the Company’s Board of Directors decided to adopt the less stringent disclosure requirements and exemptions set forth in the Regulations regarding a “small corporation”, insofar as they are relevant or will be relevant to the Company in the future, which are in essence: (a) An exemption from filing an interim report on the Effectiveness of Internal Control over Financial Reporting and Disclosure (b) Raising the materiality threshold requiring the Company to include value assessments in periodic and quarterly reports to 20% (instead of 10%) (c) Raising the materiality threshold requiring the Company to incorporate financial statements of affiliated companies with the Company’s interim financial statements to 40% (whereby in the annual reports the addition threshold remains 20%) and (d) An exemption from the implementation of the provisions of the Second Supplement in the Regulations (details regarding the exposure to market risks and the methods of management thereof, “Galai Report”).
The Company began adopting the relaxations commencing from the Periodic Report for year 2014. It is clarified, that at this stage, the relaxation specified in Section (b) above will be implemented.

Chapter A	Board of Directors’ Report on the State of the Corporation’s Affairs

Chapter B	Financial Statements of the Corporation for a six-month period ended on June 30, 2015

Chapter C	Report of the Effectiveness of Controls and Statements of the Executives

Chapter A

Board of Directors’ Report on the State of the Corporation’s Affairs for a six-month period ended on June 30, 2015

According to the Securities Regulations (Periodic and Immediate Reports), 5730-1970, we hereby respectfully review the Company’s business data for the six-month period ended on June 30, 2015 (the “Report Period”). This report (the Report”) was approved by the Company’s Board of Directors (the “Board of Directors” or the “Board”) on August 27, 2015.

This Report must be read in the context of the Company’s annual statements as of December 31, 2014, which were released on March 31, 2015, reference no.: 2014-01-070225 (the “Periodic Report”).

1.	Main data out of the Description of the Corporation’s Business

The Company engages in the improvement and enhancement of existing, drugs, as specified below, which existing drugs are currently sold for hundreds of millions of dollars per year, by using the Company’s Accordion Pill technology to reduce the side effects and the number of administrations and improve the efficacy thereof. This means turning existing generic products into products which are patent protected for many years.

As of the Report release date, the Company engages in the development of two main products:

a.	Accordion Pill Levodopa for Parkinson’s Disease

Accordion Pill Levodopa is a designated Accordion Pill containing the generic drugs Carbidopa and Levodopa, or AP-CDLD, which are currently approved for the treatment of Parkinson’s disease symptoms. For additional details regarding the product and the development stage thereof, see Section 1.8.2.1 of the Periodic Report.

b.	Accordion Pill Zaleplon for Insomnia

Accordion Pill Zaleplon is a designated Accordion Pill containing the drug Zaleplon, or AP-ZP, which is currently approved for the treatment of insomnia. For further details regarding the product and the development stage thereof see Section 1.8.2.2 of the Periodic Report.

The Company has another product, Accordion Pill Baclofen for treating muscle spasticity, which, as of the Report Date, the Company has no plans to continue to develop and/or commercialize.

In addition, the Company is continuously evaluating the possibilities of developing Accordion Pills with various additional specific drugs for its pipeline. As of the Report Date, the Company estimates that it will commence a Phase I clinical trial for a product for the prevention and treatment of small bowel nonsteroidal anti-inflammatory drug induced ulcers during the second half of 2015 and complete such trial during 2016.

Following an immediate report of the Company, dated April 12, 2015, regarding negotiations that the Company held with a global drug company for the execution of an agreement for research, option and licensing, on April 16, 2015, the Company reported that such an agreement was entered into between the companies. On July 16, 2015, the Company announced that the Company was Biogen MA, Inc., an American drug company whose securities are traded on the NASDAQ Global Select Market (“Biogen”). The agreement is for the development of a designated Accordion Pill with one marketed, proprietary drug owned by Biogen. For further details see Section 15 below.

Issuance of the Company’s shares in the USA

On August 7, 2015, the Company completed an initial public offering (the “IPO”) of the Company’s ordinary shares in the United States, after it had announced, on August 4, 2015, the execution of an underwriting agreement between the Company and the American underwriters Maxim Group LLC and Roth Capital Partners, LLC, according to which the underwriters had undertaken to purchase 5,025,000 ordinary shares of the Company with no par value per share (“Ordinary Shares”) and sell such shares to the public at a price of US$6.00 per Ordinary Share. Apex Issuances Ltd. served as a distributor in Israel for the Company’s shares at the issuance. The proceeds to the Company of the issuance as aforesaid totaled to approximately US$26.5 million (net of commissions to the underwriters and offering expenses). In connection with the IPO, the Company’s Ordinary Shares were listed for trading on the NASDAQ Capital Market (“NASDAQ”) on August 4, 2015 under the symbol “NTEC”.

In addition, the Company granted the underwriters an option to purchase up to an additional 753,750 Ordinary Shares which option may be exercised within 45 days of August 4, 2015 and which Ordinary Shares would be sold to the public at the price of US$6.00 per Ordinary Share.

For details see immediate reports dated August 4, 2015 and August 9, 2015 (reference no.: 2015-01-089331, 2015-01-089574 and 2015-01-092187, respectively, which are incorporated herein by reference.)

2.	The Financial Position

	For the six-month period ended on June 30 (NIS in Thousands)		For the year ended on December 31, 2014 (NIS in Thousands)	Company Explanations
	2015	2014	2014
Current Assets	25,962	23,169	31,519	The decrease in the current assets balances compared with the balance as of December 31, 2014 derives mainly from the operating activities during the period and for the purchase of fixed assets, net of an increase in the cash and cash equivalents balance in respect of the exercise of Series 7 warrants.
Non-current assets	20,197	17,397	17,101	The increase in the non-current assets balance compared with the balance as of December 31, 2014 derives mainly from deferred issuance expenses which were recorded as an asset and will be deducted from the proceeds of the IPO during the third quarter.
Current liabilities	8,595	6,241	7,219	The increase in the current liabilities balance compared with the balance as of December 31, 2014 derives mainly from an increase in the expenses payable balance in respect of IPO expenses, an increase in the trade payables balance in respect of preparation for a Phase III clinical trial, and an increase in other payables, and net of a decrease in the liability for the purchase of the automated production line.
Non-current liability – derivative financial instruments	3,588	7,288	4,528	These derivative financial instruments derived from an investment agreement executed in August 2013 with several investors. For details see Note 5b(4) in the financial statement.
Equity	33,976	27,037	36,873	The decrease in the Company equity during the Report Period derives mainly from the periodic loss which derived from the Company’s business and net of an increase with respect to the exercise of Series 7 warrants in an amount of approximately NIS 7.3 million, for further details see Section 15 below.

3.	Results of the Business Activity

	For the six-month period ended on June 30 (NIS in Thousands)		For the three-month period ended on June 30 (NIS in Thousands)		For the year ended on December 31	Company Explanations
	2015	2014	2015	2014	2014
Research and Development expense, net	7,196	5,842	1,738	2,400	12,196	The increase in research and development expenses, net, compared with the same period, derives mainly from the preparation for the Phase III clinical trial, an increase in the research and development headcount and an increase in share based-compensation to employees.
General and administrative expenses	4,464	5,018	2,052	2,894	9,332	The decrease in general and administrative expenses compared to the same period derives mainly from decrease in professional consultation expenses.
Financial income – net	(737)	(3,402)	(477)	(2,948)	(324)	The financial income, net comprise mainly of income pertaining to changes in the fair value of derivative financial instruments.

4.	Liquidity and Financing Sources

	For the six-month period ended on June 30 (NIS in Thousands)		For the three-month period ended on June 30 (NIS in Thousands)		For the year ended on December 31	Company Explanations
	2015	2014	2015	2014	2014
Cash flows used for operating activities	(13,254)	(7,459)	(6,411)	(3,032)	(16,997)	Increase in the cash flows used for operating activities derives mainly from increase in the loss for the period.
Cash flows generated from investing activities (used for investing activities)	(3,395)	3,214	(911)	6,164	9,714	Cash flow used for investing activities generated mainly from payment on account of the automated production line and the purchase of fixed assets. Cash flow generated from the investing activities in the same period, generated mainly from the sale of financial assets at fair value through profit or loss, net.
Cash flows generated from financing activities	6,300	578	6,300		17,272	Cash flow generated from financing activities during the period derives mainly from the exercise of Series 7 warrants in an amount of approximately NIS 7.3 million net of deferred issuance expenses paid during the period.

Financing Sources

For details regarding the Company’s financing sources, see Section 4 of the Company’s Board Report (Chapter B of the Periodic Report). On August 7, 2015, the Company completed the IPO. The net proceeds to the Company from the IPO totaled approximately US$26.5 million (net of commissions to the underwriters and offering expenses). In addition, during April 2015, the Company reported the exercise of 208,843 Series 7 warrants, including by interested parties in the Company, in consideration for the payment of the exercise price in an amount of approximately NIS 7.3 million.

In the opinion of the Company’s management, according to its work plan, it has the means necessary for its continued operations in the current format at least through the 12 months following June 30, 2015. The continued operations thereof in the current format in the subsequent period, until attainment of profitability are subject to the obtainment of further financing means.

Management believes that additional funds through raising capital and/or research grants and/or signing a cooperation agreement will be required for completing the AP- CDLD Phase III clinical trial. There is no assurance that such funds will be available to the Company as per its conditions, if any.

5.	Material Accounting Estimates

Estimates and discretions are constantly examined and are based on past experience and other factors, including expectations regarding future events, which are considered reasonable, in view of the existing circumstances.

The Company formulates estimates and assumptions regarding the future. By their nature, the accounting estimates obtained are rarely identical to the actual respective results. The estimates in respect of which there is an actual risk for performance of material adjustments in the value thereof during the following financial year are specified below:

Share based payments

For the fair value estimate and the manner of recognition of a share based payment, management is required to estimate, inter alia, various parameters which are included in the calculation of the fair value of the option, as well as the Company’s results and the amount of options to be vested. The actual results and the estimates which will be carried out in the future may materially differ from the current estimates.

Derivative Financial Instruments

As specified in Note 5b(4) to the financial statement, the Company has liabilities for the following derivative financial instruments: warrants which may be exercised into shares through a net-settlement mechanism, other warrants which may be exercised into shares through a net-settlement mechanism and a right for the issuance of additional shares free of charge.

These liabilities are measured at fair value using a standard valuation technique for this type of instrument (the Monte Carlo Model) on the basis of observable inputs (such as: Company’s share price, risk-free interest and exercise price) and unobservable inputs (such as: the share standard deviation, derivatives’ expected life and probabilities for the occurrence of the entitling events as defined in the agreement). Changes in the economic inputs underlying the model and/or the valuation technique may lead to material changes in the fair value of the said liability.

In connection with an investment agreement executed in August 2013 with several investors, following the completion of the IPO, see section 1 above, such investors are entitled to an additional allotment of 174,566 Ordinary Shares of the Company and a reduction of the exercise price of warrants and additional warrants from NIS 35 to NIS 21.7. The right for issuance of additional shares, as specified in the agreement, was terminated following the completion of the IPO. For details see Note 5b(4) in the financial statement.

Valuation

The Company engaged an independent valuator for the performance of valuations pertaining to the securities issued within the investment agreement and addendum to the investment agreement as specified in Note 5b(4) to the financial statement.

In January 2015, the Company decided to adopt “Small Corporation less stringent disclosure requirements and exemptions” as defined in Regulation 5C of the Securities Regulations (Periodic and Immediate Reports)(Amendment), 5774-2014. The Company adopted the less stringent disclosure requirements and exemptions commencing from this Report including all chapters hereof. At this stage, the raising of the materiality threshold requiring the Company to include value assessments in periodic and quarterly reports to 20% (instead of 10%) was implemented.

The following are figures required in respect of the valuation for the second quarter of 2015 according to the provisions of Regulation 8B (i) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

Valuation Subject	Valuation of financial derivatives in relation to the transaction for investment in the Company
Date of engagement with the valuator	September 11, 2013
Timing of valuations	As of June 30, 2015
Change of the valuation subject soon before the valuations date	Irrelevant
Value of the valuations’ subject	NIS 3.6 million
Identity of valuator and characteristic	KPMG Somekh Chaikin
Valuator	CPA Avivit Bender – Ms. Bender holds a bachelor’s degree in business administration and accounting from The College of Management Academic Studies. She holds a masters degree in Economics from the Tel Aviv University and holds a license for accounting in Israel.
Dependency on the valuations’ client	The valuators have no personal interest in the Company and they are not dependent upon the Company, in the meaning of such term in the Accountants Law, 5715-1955 and regulations promulgated thereunder.
Valuations model	Monte Carlo Model
Main assumptions underlying the valuations	For specification of the data, assumptions and estimates constituting the basis for calculation of the valuations see Note 5b(4) to the financial statement.

6.	Senior Executives Compensation

No material changes have occurred with respect to the disclosure given pursuant to Regulation 21 in Chapter D of the Periodic Report.

7.	Donations

The Company has not set a policy pertaining to donations and the Company gave no donations during the Report Period.

8.	Exposure to Market Risks and the Methods of Management thereof [1]

During the Report Period, no material changes occurred with respect to the Company’s exposure to market risks and the methods of management thereof.

8.1.	Risk of change in Exchange Rates

Market risks and credit risks to which the Company is exposed are not material. The Company operates out of its independent sources.

[1]	The Company adopted the relaxations for a small corporation, provided that they are, or will, be relevant therefor. Despite the aforesaid, within this Report, the Company decided to include a Galai Report.

8.2.	The Company’s policy in market risk management

According to the Company’s policy, the Company invests most of its liquidity balances in Shekel, Dollar and Euro deposits in Israeli banking corporations, and according to the Company’s expenses projection and the rate thereof in Shekels, Dollars and Euros, for short periods which do not exceed three months in Israel. In addition, the Company also invests in tradeable securities according to the investment policy determined by the Company’s management and approved by the Company’s Board of Directors, all subject to the provisions of the Company’s prospectus dated February 10, 2010.

8.3.	Means of Supervision and Policy Implementation

The persons responsible for market risks at the Company are Zvi Joseph, Chairman of the Board, Zeev Weiss, CEO and director at the Company, and CPA Oren Mohar, the Company’s CFO. For further information regarding the details of each of the aforesaid officers, see Regulation 26 and Regulation 26A in Chapter D of the Periodic Report.

9.	Linkage Bases Report

June 30, 2015

	Unlinked New Shekel	Linked New Shekel	Linked to US Dollar	Linked to Euro	Non- monetary items	Total
	NIS in Thousands
Cash and Cash Equivalents	6,745		2,419	2,294		11,458
Financial Assets at fair value through profit and loss	4,607	3,377				7,984
Deposits in banks – limited use		241				241
Receivables	6,099				180	6,279
Deferred Expenses	1,122		1,395			2,517
Fixed Assets					17,680	17,680
Total Assets	18,573	3,618	3,814	2,294	17,860	46,159
Payables:
Trade Payables	-821		-977			-1,798
Other Payables	-3,221		-1,635	-1,941		-6,797
Derivative financial instruments					-3,588	-3,588
Total liabilities	-4,042	—	-2,612	-1,941	-3,588	-12,183
	14,531	3,618	1,202	353	14,272	33,976

June 30, 2014

	Unlinked New Shekel	Linked New Shekel	Linked to US Dollar	Linked to Euro	Non- monetary items	Total
	NIS in Thousands
Cash and Cash Equivalents	2,954		224	4,836		8,014
Financial Assets at fair value through profit and loss	7,098	7,447				14,545
Deposits in banks – limited use		292				292
Receivables	387				173	560
Fixed Assets					17,155	17,155
Total Assets	10,439	7,739	224	4,836	17,328	40,566
Payables:
Trade Payables	-327		-458			-785
Other Payables	-2,275		-189	-2,992		-5,456
Derivative financial instruments					-7,288	-7,288
Total Liabilities	-2,602		-647	-2,992	-7,288	-13,529
	7,837	7,739	-423	1,844	10,040	27,037

10.	Report regarding sensitivity analyses

The material financial items for the Company are cash and cash equivalents. Due to the fact that most of the cash and cash equivalents in the Company’s possession are deposited in banks in short-term New Shekel deposits, they are not deemed sensitive instruments. The value of the cash linked to foreign currency is affected by changes in the Dollar and Euro exchange rates.

Sensitivity to changes in the Dollar exchange rate

	Profit from the changes		Fair value $/3.769	Loss from the changes
	10%	5%		-5%	-10%
	NIS in thousands
Cash and Cash Equivalents	242	121	2,419	-121	-242

Sensitivity to changes in the Euro exchange rate

	Profit from the changes		Fair value 4.2194 NIS/Euro	Loss from the changes

	NIS in thousands
Cash and Cash Equivalents	230	115	2,294	-115	-230

11.	Directors with Accounting Financial Skills

No material changes occurred with respect to the disclosure given in the Periodic Report.

12.	Disclosure regarding internal auditor at the Company

No material changes occurred with respect to the disclosure given in the Periodic Report with respect to the work plan and scope of engagement of the Company’s internal auditor.

13.	Disclosure with respect to the approval process of the financial statements

The Company’s Board of Directors is the entity responsible for the supreme supervision of the Company and the approval of the financial statements thereof. The members of the Board of Directors are Messrs.: Zvi Joseph (Chairman of the Board), Zeev Weiss (CEO and Director), CPA Amir Hayek, Hila Karah, CPA Gil Bianco and CPA Issac Silberman. CPA Amir Hayek, CPA Gil Bianco and CPA Issac Silberman have accounting and financial expertise.

According to the provisions of the Companies Regulations (provisions and conditions regarding the financial statements approval process), 5770-2010 (hereinafter in this Section, the “Regulations”), the Company’s Board of Directors authorized the Audit Committee to serve as the Finance and Financial Statements Review Committee (hereinafter in this Section: the “FSRC”). The FSRC formulates a recommendation for the Company’s Board of Directors in each of the issues specified in the Regulations and forwards the recommendations thereof to the Board of Directors prior to the discussion of the Board of Directors regarding the approval of the Company’s financial statements.

The FSRC comprises three directors:

a.      CPA Gil Bianco, Chairman of the FSRC, External Director;

b.      CPA Amir Hayek, Independent Director; and

c.      CPA Issac Silberman, External Director.

For further details regarding the FSRC members, see Regulation 26 in Chapter D of the Periodic Report.

The FSRC members provided to the Company a statement prior to their appointment according to the provisions of Section 3 of the Companies Regulations (Provisions and Conditions regarding the Financial Statements Approval Proceeding), 5770-2010.

Prior to the approval of the Company’s financial statements, a draft of the financial statements and the related statements and notes to such statements were sent to the members of the FSRC with reasonable time before the meeting and subject to any law.

14.	Method of Approval of the Financial Statements at the Company

The Company’s CFO, external auditors and attorneys are invited to the FSRC meeting to deliberate the approval of the financial statements. The CFO presents the financial statements to the FSRC members and the aforesaid invitees answer questions, if any.

During the FSRC meeting, the Company’s financial statements are reviewed and discussed, the main changes therein are examined, reference is made to the comments of the Company’s management and the auditor, and the compatibility of the financial statements with the events which occurred at the Company and the standards under which the Company prepares its statements are examined.

After deliberation, the Chairman of the FSRC presents for voting the FSRC’s recommendation to the Board of Directors to approve the financial statements and inquires whether any of the FSRC members still have any questions or issues which have not been replied.

Soon after the recommendation of the FSRC to approve the financial statements as aforesaid, the recommendation of the FSRC regarding the approval of the statements, the financial statements and the notes attached thereto are presented for the approval of the Company’s Board of Directors.

It is further stated that if and insofar as during the preparation of the financial statements, the Company’s CFO or CEO encounter material or initial questions, issues or problems, the handling of which requires a preliminary discussion before presenting the financial statements for the approval of the Board of Directors, the Company’s CFO or CEO shall order the convening of a preliminary board meeting in which these issues will be discussed and clarified.

The FSRC meeting for the formulation of the recommendations to the Company’s Board of Directors regarding the financial statements approval process was held on August 18, 2015. Messrs. CPA Issac Silberman (External Director), CPA Gil Bianco (External Director) and CPA Amir Hayek took part in this meeting. In addition, CPA Oren Mohar, the CFO, the representatives of the auditor (Kesselman & Kesseleman, CPAs) and the Company’s legal counsels (Pearl Cohen Zedek Latzer Baratz) participated in the meeting. The recommendations of the FSRC were provided to the Company’s Board of Directors on August 26, 2015.

During the FSRC meeting, the Company’s CFO, CPA Oren Mohar, described in detail the main points in the financial statements, the material issues in the financial statements, the changes which occurred thereto compared to previous periods, the material estimates and the critical assessments which were implemented in the financial statements, the reasonability of the figures and the accounting policy which was implemented.

The FSRC examined and discussed, inter alia, the estimates and assessments which were made in relation to the financial statements, the fairness and integrity of the disclosure in the financial statements, the accounting policy adopted and the accounting treatment which was implemented in the Company’s material matters.

After holding a discussion and receipt of clarifications from the Company’s management and the external auditor, the FSRC’s recommendation to the Board of Directors regarding the approval of the financial statements was presented for voting by the FSRC Chairman, CPA Gil Bianco.

The FSRC decided, unanimously, that its recommendation to the Board of Directors is to approve the Company’s financial statements for the period ended on June 30, 2015, and that there were no discrepancies or problems which were found regarding the approval of the financial statements.

In addition, the FSRC recommended to the Company’s Board of Directors to approve the quarterly report for the period ended on June 30, 2015.

The meeting of the Company’s Board of Directors for the approval of the financial statements and the quarterly report for the period ended on June 30, 2015, was held on August 27, 2015.

The Company’s Board of Directors received all of the FSRC’s recommendations, and to the satisfaction of the Company’s Board of Directors, the recommendations of the FSRC were received with reasonable time before the discussion of the Company’s Board of Directors.

The Board members received the draft of the Company’s financial statements and board report several days before the holding of the meeting in which the reports were brought for approval. The Board of Directors confirmed that a draft of the financial statements was provided to the Board members with reasonable time before the meeting.

Messrs. Zvi Joseph (Chairman of the Board), Zeev Weiss (CEO and Director), Hila Karah and CPA Amir Hayek took part in the Board meeting which approved the financial statements of the Company for the period ended on June 30, 2015.

During the Board meeting, the Company’s CFO described the main points of the financial statements in the presence of the auditor. He mentioned, inter alia, comparison to the same periods last year, reporting regarding material issues in the financial statements, critical estimates and assessments, and to the extent implemented within the financial statements, implementation of the fair disclosure principle in the financial statements and the related information and the FSRC’s recommendations. The Company’s CEO described the Company’s operating activities and the effect of these activities on the results thereof, and also emphasized to the Board members material issues.

After presentation of the figures within the aforesaid review, a discussion was held with respect to the financial statements. At the end of the discussion, the Company’s Board of Directors held a vote regarding the approval of the financial statements, the Board report and the Effectiveness of Controls Report.

15.	Current and Subsequent Events

Consummation of issuance in the United States

See Section 1 above in this Report.

Commenced and ceased being an interested party – Meitav Dash Investments Ltd.

On August 3 2015, the Company announced that Meitav Dash Investments Ltd. became an interested party in the Company by virtue of holdings, and on August 4, 2015, the Company announced that Meitav Dash Investments Ltd. ceased being an interested party in the Company by virtue of holdings. For further details see immediate reports dated August 3, 2015, and August 4, 2015 (reference no.: 2015-01-088242 and 2015-01-089547, respectively), incorporated herein by way of reference.

Special General Meeting from July 16, 2015

On July 16 2015, the general meeting of the Company’s shareholders approved the resolutions on its agenda, as follows: (1) engagement in a framework transaction, for engagements in future insurance policies for the liability of the directors and officers of the Company; (2) grant of an exemption letter to directors and officers of the Company, including the expansions required for capital raising in the United States, in the language attached to the meeting invitation; (3) grant of an indemnification letter to directors and officers of the Company, including the expansions required for capital raising in the United States, in the language attached to the meeting invitation; (4) transition to a reporting format according to the United States securities laws subject to the consummation of capital raising in the United States.

For further details see immediate reports from June 11, 2015, and July 16, 2015 (reference no.: 2015-01-046128 and 2015-01-074997) incorporated herein by way of reference.

Approval of receipt of support grant from the Chief Scientist

On May 12, 2015, the Company announced the receipt of an approval from the Office of the Chief Scientist of the Israeli Ministry of Economy (the “Chief Scientist Office”) for a participation in research and development activities performed by the Company from January 1, 2015 to December 31, 2015, in the amount of NIS 6.4 million. The budget approved within the plan as aforesaid is up to an amount of approximately NIS 12.8 million. For further details see immediate report from May 12, 2015 (reference no.: 2015-01-017667) incorporated herein by way of reference.

On June 14, 2015, the Company announced that in addition to the support grant which was approved for 2015, as specified above, the Company received an approval for the receipt of a support grant for research and development budget according to a support plan for industrial research and development of the Chief Scientist Office, for the continued clinical development of the Accordion Pill. The additional budget which was approved within the plan as aforesaid is up to approximately NIS 8.9 million and the additional support grant of the Chief Scientist Office is up to approximately NIS 2.6 million.

For further details see immediate report dated June 14, 2015 (reference no.: 2015-01-047391), incorporated herein by way of reference.

Completion of main principles vis-à-vis the FDA for an AP-CDLD Phase III clinical trial outline

On May 10, 2015, the Company announced that following the end of the Phase II meeting which was held with the American Food and Drug Administration (the “FDA”) in regards to AP-CDLD, in which the clinical development plan of AP-CDLD was discussed, the Company agreed with the FDA on the remaining clinical development program for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, including the main principles of the single required pivotal Phase III clinical trial in advanced Parkinson’s disease patients. In the Company’s previous correspondence with the FDA, the FDA has previously agreed that an acceptable regulatory pathway for AP-CDLD would be to file a new drug application pursuant to Section 505(b)(2) of the U.S. Federal Food, Drug, and Cosmetic Act. For further details see immediate report dated May 10, 2015 (reference no.: 2015-01-015990), which is incorporated herein by way of reference.

In addition, the Company received, after the release of the immediate report dated May 10, 2015, the minutes of the meeting with the FDA. According to the minutes, the clinical development plan of the product for treating patients at advanced stages will include, in addition to the Phase III clinical trial, the following: 1. Pharmacokinetic trial for comparison of AP-CDLD version designated for marketing with the one of Sinemet IR. The Company intends to hold this trial during 2016. 2. A safety trial in a hundred patients, for one year, whereby at least 50% are treated with the highest dosage. This trial is part of the regulatory requirements for drugs which are designated for extended administration in diseases which are not life threatening. The Company intends to collect this safety data, in whole or in part, from an open label extension trial which constitutes an extension to the Phase III clinical trial. In addition, the FDA recommended the carrying out of a test for the release of the drug from the Accordion (a test which is carried out in a dish at the laboratory) under various conditions, which the Company intends to carry out. A Data Monitoring Committee – DMC, was elected for the Phase III clinical trial as customary in multinational, multicenter, double-blind trials. The committee will periodically examine the safety data and will focus mainly on the safety of the Accordion Pill in the upper part of the gastrointestinal tract. As to the Phase III clinical trial, the FDA recommended that one of the main sub-goals will be the change (in hours) between the beginning of the trial and the end thereof, the duration of time, within 24 hours, in which the patient is in an ON position, without troublesome dyskinesia.

On June 14, 2015, the Company clarified that following its announcement from May 10, 2015, as aforesaid, the Company expects that the estimated cost of the Phase III clinical trial for the Levodopa Accordion Pill according to the outline formulated in coordination with the FDA, as of the date of this Report, is approximately US$30 million. For details see immediate report dated June 14, 2015 (reference no.: 2015-01-047658), which is incorporated herein by way of reference.

The Company’s estimates and intentions, as aforesaid, constitute forward looking information as such term is defined in the Securities Law. The information estimates and the intentions thereof are based on the development stages of the Company’s products as well as estimates regarding the required scope of expenses and the timetables required for achieving the Company’s development goals. These estimates may change, inter alia, insofar as the development of the Company’s products shall be delayed and/or extended, as a result of the prolongation of regulatory approval proceedings related to the research and/or as a result of unexpected costs related to the research and development activity and/or in the event that the clinical trials will not produce satisfactory results and/or as a result of external factors beyond the Company’s control, as well as the realization of any of the risk factors specified in Section 1.30 of the Company’s Periodic Report dated March 30, 2015.

Execution of an Agreement with a global drug company for research, option and licensing

Following the Company’s immediate report dated April 12, 2015 (reference no.: 2015-01-076381), which is incorporated herein by way of reference, regarding negotiations that the Company held with a global drug company for the execution of an agreement for research, option and licensing on April 16, 2015, the Company reported that the agreement as aforesaid was entered into by the companies. On July 16, 2015, the Company announced that it was requested by the US Securities and Exchange Commission (“SEC”) following the public filing of a document regarding the sale of Ordinary Shares in the United States, as specified in Section 1 above of this Report, to update that the agreement was executed with the drug company, Biogen MA, Inc., an American company whose securities are traded on the NASDAQ Global Select Market (“Biogen”). The market value thereof on the report date was approximately US$95 billion, and the scope of sales reported thereby in respect of 2014 was approximately US$9.7 billion.

The agreement is for the development of a designated Accordion Pill with a drug which is marketed and owned by Biogen (the “Product Contemplated in the Agreement”).

Pursuant to the agreement, the Company will conduct activities for the development of the designated Accordion Pill pursuant to an agreed upon research plan, which will be funded by Biogen, subject to the achievement of certain research plan milestones. The Company granted Biogen an option to obtain an exclusive, worldwide, royalty-bearing license to the Company’s Accordion Pill technology, as implemented in the Product Contemplated in the Agreement being developed, for the current approved indication of Biogen’s proprietary drug. The agreement includes a mechanism by which at any time during the term of the agreement, in the absence of any impediment therefor on behalf of the Company, upon Biogen’s request, the parties shall hold negotiations in good faith, with respect to a possible expansion of the license for further indications and with respect to the terms of such expansion. Commencing on the date of the exercise of the option, Biogen shall be responsible and will bear all of the costs with respect to pre-clinical and clinical activity required for obtaining regulatory approvals for the Product Contemplated in the Agreement, the manufacturing and commercialization thereof. Without derogating from the generality of the aforesaid, Biogen undertook to consider future engagement with the Company as a subcontractor for the manufacturing of the cooperation products at the commercialization stages.

Pursuant to the agreement, the Company will be entitled to the following consideration:

·	US$250,000 within 15 days from the execution of the agreement, for funding the research plan, and an additional aggregate amount of up to US$670,000 for the achievement of research plan milestones.

·	US$8,000,000 in consideration for the exercise of the option.

·	Several payments in an aggregate amount of US$39,000,000 upon the achievement of milestones related to the development of the Product Contemplated in the Agreement, regulatory filings for the purpose of obtaining regulatory approvals and reaching first commercial sales in the United States and Europe.

·	Royalties in a low single-digit rate on net sales, provided that the aggregate annual royalties will not exceed US$25,000,000 and the aggregate amount of royalties payable under the agreement will not exceed US$100,000,000.

The Company is entitled to the aforementioned royalty payments for the duration of the royalty term. The royalty term is defined with respect to the Product Contemplated in the Agreement being developed in each country as the period beginning on the date of the first commercial sale of the Product Contemplated in the Agreement being developed in such country and ending on the later of (a) the expiration of the last to expire valid patent right claim that covers such Product Contemplated in the Agreement in such country and (b) the expiration of a regulatory exclusivity period granted or afforded by applicable laws or by a regulatory authority with respect to such Product Contemplated in the Agreement in such country. The Company estimates that the royalty term will last until at least 2028 in the United States based on the expiration of the Company’s IN-3 family patents (see Section 1.19 of the Periodic Report).

The agreement includes separate research, option exercise and commercialization periods. The research period includes certain research performance milestones and begins on the date of the agreement and ends on the earlier of (a) Biogen’s termination of the agreement upon failure to meet such milestones or in accordance with the agreement’s general termination provisions or (b) the acceptance date of such research materials. The option exercise period begins on the date of the agreement and ends on the earliest of (i) termination of the agreement upon failure to meet the research milestones, (ii) termination of the agreement in accordance with the agreement’s general termination provisions, which include the ability of Biogen to terminate the agreement without cause on at least 60 days prior written notice beginning on the earlier to occur of (x) receipt of specified research deliverables and (y) the six month anniversary of the agreement, (iii) the date that is 24 months after the acceptance date of the research materials (subject to extension due to clinical hold), or (iv) the exercise of the option by Biogen. The commercial period begins on the option exercise date and ends with the expiration of the royalty term in all countries of the territory, subject to the agreement’s general termination provisions.

For further details see immediate report dated April 16, 2015 and July 16, 2015 (reference no.: 2015-01-000189, 2015-01-074508), incorporated herein by way of reference.

Completion of building a new production line in Germany and arrival thereof at the Company

On April 16, 2015, the Company announced the completion of the building of a unique automated production line for the manufacturing of the Accordion Pill (the “Production Line”) and its arrival at the Company’s plant on April 15, 2015. The Production Line, supported by a patent which is approved in the United States, will upgrade the Company’s manufacturing plant as necessary for the continued business and industrial development thereof.

For further details see immediate report dated April 16, 2015 (reference no.: 2015-01-000120) incorporated herein by way of reference.

Series 7 warrants exercise

During April 2015, the Company reported the exercise of 208,843 Series 7 warrants, including by the interested parties of the Company, in consideration for the payment of the exercise price in an amount of approximately NIS 7.3 million. For further details see immediate reports from April 29, 2015 (reference no.: 2015-01-008013), April 27, 2015 (reference no.: 2015-01-005986), April 26, 2015 (reference no.: 2015-01-005484), April 22, 2015 (reference no.: 2015-01-004761), April 21, 2015 (reference no.: 2015-01-003543), April 20, 2015 (reference no.: 2015-01-002274), April 19, 2015 (reference no.: 2015-01-001653, 2015-01-001443 and 2015-01-001293) and April 16, 2015 (reference no.: 2015-01-000723 and 2015-01-000087) which are incorporated herein by way of reference.

On April 27, 2015 and April 29, 2015, the Company reported the expiration of Series 7 warrants which were not exercised prior to their expiration on April 23, 2015. For further details see immediate reports from April 29, 2015 (reference no.: 2015-01-008013) and April 27, 2015 (reference no.: 2015-01- 006492, 2015-01-005991), which are incorporated herein by way of reference. It is clarified that the Company’s report dated April 29, 2015 (amending report), refers also to the exercise of Series 7 warrants by the Phoenix Holdings Ltd. – Nostro.

Appointment of an Executive Vice President

On March 31, 2015, the Company announced the appointment of Dr. Nadav Navon as an executive vice president. For details see immediate report dated April 1, 2015 (reference no.: 2015-01-071050) incorporated herein by way of reference.

Extraordinary Shareholders Meeting on March 18, 2015

On March 18, 2015, the Company’s shareholders meeting approved, inter alia, the extension of office of the Company’s directors, except for external directors, consolidation of the Company’s share capital and options existing therein (1:50), cancellation of the par value of the Company’s Ordinary Shares and increase of the Company’s authorized capital. For further details, see immediate reports from February 11, 2015 and March 18, 2015, reference no.: 2015-01-02949 and 2015-01-054877 respectively, incorporated herein by way of reference.

On March 29, 2015, the Company executed a 50-to-1 reverse share split of the Company’s Ordinary Shares and eliminated their par value and updated the Company’s articles of association accordingly. Upon the effectiveness of the reverse share split, (i) the number of Ordinary Shares was proportionally decreased and their par value was eliminated, (ii) the number of Ordinary Shares into which each outstanding option and outstanding warrant to purchase Ordinary Shares is exercisable was proportionally decreased, and (iii) the exercise price of each outstanding option and outstanding warrant to purchase Ordinary Shares was proportionally increased.. For further details see immediate reports from March 30, 2015, reference no.: 2015-01-065755, 2015-01-065731, 2015-01-065767, and from March 31, 2015, reference no.: 2015-01-067918, incorporated herein by way of reference.

Forfeiture of options for employees, consultants and service providers

On March 18, 2015, the Company reported the forfeiture of 17,187 non-tradable options of the Company. For details see immediate report dated March 18, 2015 (reference no.: 2015-01-053581), which is incorporated herein by way of reference. According to the capital consolidation (as described above), 344 non- tradable options were forfeited.

Approval of Patent in Japan

On March 10, 2015 the Company announced that it received the approval of the Japanese patent office for the grant of a patent which addresses and protects the platform of the Accordion Pill which includes openings in its exterior layers. The uniqueness of this platform, inter alia, is its suitability for poorly soluble drugs. The patent shall remain in effect until January 18, 2027.

For further details see immediate report dated March 10, 2015 (reference no.: 2015-01-047635) incorporated herein by way of reference.

Private issuance of options to employees, consultants and service providers

On January 29, 2015, the Company reported that it had allocated 3,000,000 non-tradable options of the Company exercisable into 3,000,000 Ordinary Shares of the Company to the Company’s CFO, CPA Oren Mohar. For further details see immediate reports from January 13, 2015 (reference no.: 2015-01-010849) and January 29, 2015 (reference no.: 2015-01-020971, 2015-01-020950), which are incorporated herein by reference. As a result of the share split (as described above), CPA Mohar was granted 60,000 non-tradable options.

Expiration of non- tradable warrants for institutional investors 2013

On February 15, 2015, the Company reported the expiration of 4,620,000 non-tradable warrants of the Company issued within a private allocation to institutional investors in March 2013. For details see immediate report dated February 15, 2015 (reference no.: 2015-01-031006), incorporated herein by way of reference.

Directors and officers liability insurance policy

Following the framework resolution made by the Company’s general meeting on January 12, 2014 (see immediate report dated January 9, 2014, reference no.: 2014-01-011137 and January 12, 2014, reference no.: 2014-01-012964, incorporated herein by way of reference), the Company announced that on January 20, 2015, the Company’s compensation committee and Board of Directors approved the renewal of the insurance policy for directors and officers liability, with respect to their term of office. The approval of the insurance policy renewal was done in accordance with the Company’s compensation policy.

The liability limits of the policy are up to US$7.5 million per event and per insurance period, for a period of 12 months commencing on February 2, 2015 until February 1, 2016. In addition, the premium is according to the budget approved within the framework resolution approved at the general meeting, as aforesaid. In addition, the deductible amount for the corporation is US$5,000, for claims in the United States and/or Canada it will be in the amount of US$30,000, and for securities claims in Israel the deductible amount will be in the amount of US$35,000. For details see immediate report dated January 21, 2015 (2015-01-015943), incorporated herein by way of reference.

It shall be clarified that the said policy had expired, and according to the framework transaction approved by the general meeting on July 16, 2015, as aforesaid, the insurance policy for directors and officers at the Company was renewed.

Adoption of the Provisions for Small Corporations

On January 28, 2015, the Company announced that it had decided to adopt the “less stringent disclosure requirements and exemptions for small corporation” as defined in Regulation 5C of the Securities Regulations (Periodic and Immediate Reports)(Amendment), 5774-2014. The Company adopted the less stringent disclosure requirements and exemptions commencing from this periodic report, including all chapters hereof. At this stage the raising of the materiality threshold requiring the Company to include value assessments in periodic and quarterly reports to 20% (instead of 10%) was implemented. For details see immediate report dated January 28, 2015 (reference no.: 2015-01-020254) incorporated herein by way of reference.

Appointment of CFO

On January 1, 2015, the Company announced the termination of office of CPA Nir Sassi as the Company’s CFO and the appointment of CPA Oren Mohar as the Company CFO. In addition, the Company announced that CPA Nir Sassi will continue to serve as the Company’s Vice President of Finance and shall report to CPA Oren Mohar. For details see immediate reports dated January 1, 2015 (reference no.: 2015-01-000283, 2015-01-000310 and 2015-01-000268), which are incorporated herein by way of reference.

Termination of legal proceeding regarding Shlomo Cohen

Following the Company’s immediate report dated September 9, 2013 (reference no.: 2013-01-140640) and following the description given in Section 1.27 of the Company’s Periodic Report for year 2014, which was released on March 31, 2015 (reference no.: 2015-01-070225), on May 27, 2015, a hearing was held at the Supreme Court in an appeal filed by the Company against the judgment of the District Court in a proceeding conducted against it by Mr. Shlomo Cohen. Following the hearing, the Company decided to withdraw the appeal. Under these circumstances, the appeal was dismissed with prejudice with no order for costs.

The Company’s Board of Directors thanks the Company’s employees and executives for their contribution to the advancement of the Company.

Date: August 27, 2015

/s/ Zeev Weiss	/s/ Zvi Joseph
Zeev Weiss, CEO	Zvi Joseph, Chairman of the Board

Chapter B

Financial Statements of the Corporation for a six-month period ended on June 30, 2015

INTEC PHARMA LTD.

CONDENSED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

JUNE 30, 2015

INTEC PHARMA LTD.

CONDENSED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

JUNE 30, 2015

TABLE OF CONTENTS

Page

CONDENSED UNAUDITED FINANCIAL STATEMENTS - IN NIS:

Statements of Financial Position	2

Statements of Comprehensive Loss	3

Statements of Changes in Equity	4-5

Statements of Cash Flows	6-7

Notes to the Condensed interim Financial Statements	8-13

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

				Convenience
				translation
				into USD
				(note 1b)
	December 31,	June 30		June 30,
	2014	2014	2015	2015
	(Audited)	(Unaudited)
	NIS in thousands			In thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	22,287	8,014	11,458	3,040
Financial assets at fair value through profit or loss	7,820	14,545	7,984	2,118
Restricted bank deposits	292	50	241	64
Other receivables	1,120	560	6,279	1,666
	31,519	23,169	25,962	6,888
NON-CURRENT ASSETS:
Deferred expenses	—	—	2,517	668
Restricted bank deposits	—	242	—	—
Property and equipment	17,101	17,155	17,680	4,691
	17,101	17,397	20,197	5,359
TOTAL ASSETS	48,620	40,566	46,159	12,247

Liabilities and equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	716	785	1,798	477
Other	6,503	5,456	6,797	1,803
	7,219	6,241	8,595	2,280
NON-CURRENT LIABILITIES -
Derivative financial instruments	4,528	7,288	3,588	952
COMMITMENTS AND CONTINGENT LIABILITIES	—	—	—	—
TOTAL LIABILITIES	11,747	13,529	12,183	3,232

EQUITY:
Ordinary shares	2,701	2,310	2,701	717
Share premium	198,566	174,457	208,125	55,220
Warrants	2,249	3,556	—	—
Accumulated deficit	(166,643)	(153,286)	(176,850)	(46,922)
TOTAL EQUITY	36,873	27,037	33,976	9,015
TOTAL LIABILITIES AND EQUITY	48,620	40,566	46,159	12,247

The accompanying notes are an integral part of these condensed financial statements.

2

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENT OF COMPREHENSIVE LOSS

						Convenience translation
						into USD (note 1b)
						Three months	Six months
	Year ended	Three months ended		Six months ended		ended	ended
	December 31,	June 30		June 30		June 30,	June 30,
	2014	2014	2015	2014	2015	2015	2015
	(Audited)		(Unaudited)
	NIS in thousands					In thousands
RESEARCH AND DEVELOPMENT EXPENSES	(17,740)	(3,979)	(4,944)	(9,128)	(10,537)	(1,312)	(2,796)
LESS - PARTICIPATION IN RESEARCH AND DEVELOPMENT EXPENSES	5,544	1,579	3,206	3,286	3,341	851	887
RESEARCH AND DEVELOPMENT EXPENSES, net	(12,196)	(2,400)	(1,738)	(5,842)	(7,196)	(461)	(1,909)
GENERAL AND ADMINISTRATIVE EXPENSES	(9,332)	(2,894)	(2,052)	(5,018)	(4,464)	(544)	(1,184)
OTHER GAINS (LOSSES), net	836	762	(104)	1,037	(13)	(28)	(4)
OPERATING LOSS	(20,692)	(4,532)	(3,894)	(9,823)	(11,673)	(1,033)	(3,097)
FINANCIAL INCOME	1,136	3,057	816	3,539	1,412	216	374
FINANCIAL EXPENSES	(812)	(109)	(339)	(137)	(675)	(90)	(179)
FINANCIAL INCOME, net	324	2,948	477	3,402	737	126	195
LOSS AND COMPREHENSIVE LOSS	(20,368)	(1,584)	(3,417)	(6,421)	(10,936)	(907)	(2,902)

	NIS					USD
BASIC AND DILUTED LOSS PER ORDINARY SHARE	(4.22)	(0.34)	(0.62)	(1.39)	(2.0)	(0.16)	(0.53)

The accompanying notes are an integral part of these condensed financial statements.

3

(Continued) - 1

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Share		Accumulated
	shares	premium	Warrants	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2014 (audited)	2,278	168,459	8,753	(147,227)	32,263
CHANGES DURING 2014 (audited):
Proceeds from issuance of shares and warrants net of NIS 742 thousand issuance costs	289	15,392	911		16,592
Proceeds from issuance of shares as part of an addendum to an investment agreement	101	6,499			6,600
Issuance of shares to former related party	26	229		(255)	—
Expiration of warrants (Series 1)		5,197	(5,197)		—
Expiration of non-tradable warrants		2,218	(2,218)		—
Exercise of options by employees and service providers	7	572			579
Share-based compensation				1,207	1,207
Comprehensive loss				(20,368)	(20,368)
BALANCE AT DECEMBER 31, 2014 (audited)	2,701	198,566	2,249	(166,643)	36,873
BALANCE AT APRIL 1, 2014 (unaudited)	2,284	174,228	3,556	(151,754)	28,314
CHANGES IN THE THREE-MONTH PERIOD ENDED JUNE 30, 2014 (unaudited):
Issuance of shares to former related party	26	229		(255)	—
Share-based compensation				307	307
Comprehensive loss				(1,584)	(1,584)
BALANCE AT JUNE 30, 2014 (unaudited)	2,310	174,457	3,556	(153,286)	27,037
BALANCE AT APRIL 1, 2015 (unaudited)	2,701	199,904	911	(173,797)	29,719
CHANGES IN THE THREE-MONTH PERIOD ENDED JUNE 30, 2015 (unaudited):
Exercise of warrants (Series 7)		7,639	(329)		7,310
Expiration of warrants (Series 7)		582	(582)		—
Share-based compensation				364	364
Comprehensive loss				(3,417)	(3,417)
BALANCE AT JUNE 30, 2015 (unaudited)	2,701	208,125	—	(176,850)	33,976

4

(Concluded) - 2

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Ordinary	Share		Accumulated
	shares	premium	Warrants	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2014 (audited)	2,278	168,459	8,753	(147,227)	32,263
CHANGES IN THE SIX MONTH PERIOD ENDED JUNE 30, 2014 (unaudited):
Issuance of shares to former related party	26	229		(255)	—
Expiration of warrants (Series 1)		5,197	(5,197)		—
Exercise of options by employees and service providers	6	572			578
Share-based compensation				617	617
Comprehensive loss				(6,421)	(6,421)
BALANCE AT JUNE 30, 2014 (unaudited)	2,310	174,457	3,556	(153,286)	27,037
BALANCE AT JANUARY 1, 2015 (audited)	2,701	198,566	2,249	(166,643)	36,873
CHANGES IN THE SIX MONTH PERIOD ENDED JUNE 30, 2015 (unaudited):
Expiration of non-tradable warrants, see note 6c		1,338	(1,338)		—
Exercise of warrants (Series 7)		7,639	(329)		7,310
Expiration of warrants (Series 7)		582	(582)		—
Share-based compensation				729	729
Comprehensive loss				(10,936)	(10,936)
BALANCE AT JUNE 30, 2015 (unaudited)	2,701	208,125	—	(176,850)	33,976

	Ordinary	Share		Accumulated
	shares	premium	Warrants	deficit	Total
	Convenience translation into USD in thousands (note 1b)
BALANCE AT JANUARY 1, 2015 (audited)	717	52,684	596	(44,214)	9,783
CHANGES IN THE SIX MONTH PERIOD ENDED JUNE 30, 2015 (unaudited):
Expiration of non-tradable warrants, see note 6c		355	(355)		—
Exercise of warrants (Series 7)		2,027	(87)		1,940
Expiration of warrants (Series 7)		154	(154)		—
Share-based compensation				194	194
Comprehensive loss				(2,902)	(2,902)
BALANCE AT JUNE 30, 2015 (unaudited)	717	55,220	—	(46,922)	9,015
BALANCE AT APRIL 1, 2015 (unaudited)	717	53,039	241	(46,112)	7,885
CHANGES IN THE THREE MONTH PERIOD ENDED JUNE 30, 2015 (unaudited):
Exercise of warrants (Series 7)		2,027	(87)		1,940
Expiration of warrants (Series 7)		154	(154)		—
Share-based compensation				97	97
Comprehensive loss				(907)	(907)
BALANCE AT JUNE 30, 2015 (unaudited)	717	55,220	—	(46,922)	9,015

The accompanying notes are an integral part of the financial statements.

5

(Continued) - 1

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

						Convenience translation
						into USD (note 1b)
						Three months	Six months
	Year ended	Three months ended		Six months ended		ended	ended
	December 31,	June 30		June 30		June 30,	June 30,
	2014	2014	2015	2014	2015	2014	2015
	(Audited)	(Unaudited)
	NIS in thousands					In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Comprehensive loss	(20,368)	(1,584)	(3,417)	(6,421)	(10,936)	(907)	(2,902)
Adjustments to reconcile loss and comprehensive loss to net cash provided by (used in) operations (see appendix A)	3,371	(1,448)	(2,994)	(1,038)	(2,318)	(794)	(615)
Net cash used in operating activities	(16,997)	(3,032)	(6,411)	(7,459)	(13,254)	(1,701)	(3,517)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(271)	(99)	(910)	(247)	(3,267)	(242)	(867)
Proceeds from disposal (acquisition) of financial assets at fair value through profit or loss, net	10,016	6,263	(50)	3,492	(177)	(13)	(47)
Changes in restricted bank deposits, net	(31)		49	(31)	49	13	13
Net cash provided by (used in) investing activities	9,714	6,164	(911)	3,214	(3,395)	(242)	(901)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of warrants (series 7)			7,310		7,310	1,940	1,940
Deferred issuance expenses			(1,010)		(1,010)	(268)	(268)
Exercise of options by employees and service providers	579			578
Issuance of shares as part of an addendum to the investment agreement	101
Issuance of shares and warrants, net of issuance costs	16,592
Net cash provided by financing activities	17,272		6,300	578	6,300	1,672	1,672
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,989	3,132	(1,022)	(3,667)	(10,349)	(271)	(2,746)
CASH AND CASH EQUIVALENTS –BEGINNING OF PERIOD	11,763	4,966	12,674	11,763	22,287	3,363	5,913
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	535	(84)	(194)	(82)	(480)	(52)	(127)
CASH AND CASH EQUIVALENTS - END OF PERIOD	22,287	8,014	11,458	8,014	11,458	3,040	3,040

The accompanying notes are an integral part of the financial statements.

6

(Concluded) - 2

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

						Convenience translation
						into USD (note 1b)
						Three months	Six months
	Year ended	Three months ended		Six months ended		ended	ended
	December 31,	June 30		June 30		June 30,	June 30,
	2014	2014	2015	2014	2015	2015	2015
	(Audited)	(Unaudited)
	NIS in thousands					In thousands
APPENDIX A:
Adjustments to reconcile loss and comprehensive loss to net cash provided by operations:
Income and expenses not involving cash flows:
Depreciation	2,092	538	490	1,075	985	130	261
Exchange differences on restricted deposits	(1)	(2)	(3)	(1)	2	(1)	1
Changes in the fair value of derivative financial instruments	729	(3,004)	(639)	(3,010)	(940)	(169)	(249)
Exchange differences on cash and cash equivalents	(535)	84	194	82	480	51	127
Losses (gains) on financial assets at fair value through profit or loss	51	(175)	104	(150)	13	28	3
Share-based compensation to employees and service providers	1,207	307	364	617	729	97	194
	3,543	(2,252)	510	(1,387)	1,269	136	337
Changes in operating asset and liability items:
Decrease (increase) in other receivables	1,463	1,486	(4,729)	2,023	(5,159)	(1,255)	(1,369)
Increase (decrease) in accounts payable and accruals	(1,635)	(682)	1,225	(1,674)	1,572	325	417
	(172)	804	(3,504)	349	(3,587)	(930)	(952)
	3,371	(1,448)	(2,994)	(1,038)	(2,318)	(794)	(615)
APPENDIX B:
Information regarding investment and financing activities not involving cash flows:
Changes in liability with respect to property	3,931	393	471	2,992	570	125	151
Deferred issuance expenses			1,507		1,507	400	400
Settlement of liability in respect to derivative financial instrument to equity	6,499
Supplementary information to the statement of cash flows -
Interest received	617	59	30	529	56	8	15

The accompanying notes are an integral part of the financial statements.

7

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	General:

	1)	Intec Pharma Ltd. (the “Company”) is engaged in the development of proprietary technology, which enables the gastric retention of certain drugs. The technology is intended to significantly improve the efficiency of the drugs and substantially reduce their side-effects or the effective doses.

The Company is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 12 Hartom St., Jerusalem, Israel.

The Company’s ordinary shares are being traded on the Tel-Aviv Stock Exchange Ltd. Since August 4 2015, the Company’s ordinary shares have also been traded on the NASDAQ Capital Market (“NASDAQ”), see note 1(a)(3) below.

	2)	The Company is in the research and development stages and has not yet generated revenues from its operations. Management expects that the Company will continue to incur substantial research and development expenses and other expenses related to its ongoing operations and there is no assurance that the Company’s business will generate positive cash flow. Through June 30, 2015, the Company’s activities have been funded through raising capital from the public and/or private investors and/or institutional investors and grants from governmental authorities and/or private funds. In the opinion of the Company’s management, according to its work plan, it has the means necessary for its continued operations in the current format at least through the 12 months following June 30, 2015. Management believes that additional funds through raising capital and/or research grants and/or signing one or more cooperation agreements will be required for the completion of research and development of the Company’s products. There is no assurance that such funds will be available to the Company as per its conditions, if any. If the Company is unsuccessful in executing the abovementioned plans, it may need to make adequate changes to its operations accordingly. Management believes they can execute their plans.

	3)	On August 7, 2015, the Company completed an initial public offering (“IPO”) of its ordinary shares in the United States, pursuant to which the Company issued 5,025,000 ordinary shares with no par value, at a price to the public of $6.00 per ordinary share, raising a total of approximately $26.5 million (net of commissions to the underwriters and offering expenses). In connection with the IPO, the Company’s ordinary shares were listed for trading on NASDAQ.

b.	Convenience translation into US dollars (“dollars” or “USD” or $)

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of June 30, 2015 and for the three-month period then ended have been translated into dollars at the Bank of Israel’s representative rate of exchange for June 30, 2015 ($1 = NIS 3.769). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.	Approval of financial statements

These condensed interim financial statements were approved by the Board of Directors on August 27, 2015.

8

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed interim financial statements for the six and three months ended June 30, 2015 and 2014 (the “condensed interim financial statements”) have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting” (“IAS 34”). These condensed interim financial statements, which are unaudited, do not include all disclosures necessary for a complete statement of financial position, results of operations, and cash flow in conformity with International Financial Reporting Standards (“IFRS”). The condensed interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2014 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The results of operations for the six and three months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the condensed interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2014.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES

As part of the preparation of the condensed interim financial statements, Company management is required to make estimates that affect the value of assets, liabilities, income, expenses and certain disclosures included in the Company’s condensed interim financial statements. By their very nature, such estimates are subjective and complex and consequently may differ from actual results.

The critical accounting estimates applied in the preparation of the condensed interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2014.

NOTE 5 - FINANCIAL INSTRUMENTS:

a.	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and they should be read in conjunction with the Company’s annual financial statements as of December 31, 2014.

There have been no changes in the risk management department or in any risk management policies since year end.

9

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS (continued):

b.	Financial instruments:

	1)	As of June 30, 2015 and 2014 and as of December 31, 2014, the Company holds financial assets at fair value through profit and loss in an amount of approximately NIS 8 million (unaudited), NIS 14.6 million (unaudited) and NIS 7.8 million (audited), respectively, which are included in Level 1.

	2)	The fair value of restricted bank deposits, other receivables and other payables which constitute financial assets and financial liabilities, approximates their carrying amount.

	3)	As of June 30, 2015 and 2014 and as of December 31, 2014, there is a noncurrent liability in respect of derivative financial instruments which amounted to approximately NIS 3,588 thousand (unaudited), NIS 7,288 thousand (unaudited)and NIS 4,528 thousand (audited), respectively, which are included in Level 3.
During the six and three months periods ended June 30, 2015, the changes in derivative financial instruments (Level 3) arose from changes in fair value which were recorded in the statement of comprehensive loss as financial income (expenses).

	4)	In August 2013, the Company signed an agreement with several investors (“the Agreement”) that included ordinary shares and warrants issuance under the conditions specified in the Agreement and anti-dilution protection until the occurrence of the earliest of one of the following events: (1) the Dual Listing, (2) consummation of a merger or acquisition event (“M&A Event”) or (3) four years from the signing date of the Agreement. During this period, in case of the occurrence of an M&A Event or new investment in the Company at a price per share that is lower than NIS 66.93 (the “Protection Threshold Price”), an investor will be entitled to an additional allotment of ordinary shares in accordance with a formula set forth in the Agreement, less the ordinary shares that were already issued following any previous anti-dilution right (“Downside Protection”). In the event of the activation of the Downside Protection mechanism, the exercise price of the Warrants which are still held by an investor will be reduced by the same calculation.

According to the Agreement and following the completion of the IPO, see note 1(a)(3) above, the investors are entitled to an additional allotment of 174,566 ordinary shares of the Company and a reduction of the exercise price of the warrants and additional warrants from NIS 35 to NIS 21.7. The Downside Protection, as described above, was terminated following the completion of IPO.

Due to their terms, the warrants do not qualify for equity classification and are treated as a derivative financial liability. Also the Anti-dilution rights and the additional warrants are classified as derivative financial liabilities.

The derivative financial instruments are measured at fair value each reporting period. The fair value of the warrants, Anti-dilution rights and the additional warrants, as at June 30, 2015 were approximately NIS 1,603 million, NIS 1,494 million and NIS 491 million, respectively. During the six and three months periods ended June 30, 2015, gains from changes in the fair value of the derivatives financial instruments amounted to approximately NIS 940 thousand and NIS 639 thousand, respectively. During the six and three months periods ended June 30, 2014, gains from changes in the fair value of the derivatives financial instruments amounted to approximately NIS 3,010 thousand and NIS 3,004 thousand, respectively. In 2014, loss from changes in the fair value of the derivatives financial instruments amounted to approximately NIS 729 thousand.

10

INTEC PHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS (continued):

These instruments are measured at fair value, at the June 30, 2015, using standard valuation techniques for these types of instruments (Monte Carlo model) on the basis of the following inputs:

Observable Inputs:	June 30, 2015
Share price (NIS)	29.07
Exercise price (NIS)	35
Volatility	49.6%-54.2%
Risk free rate	0.11-0.38
Expected term (years)	0.25-2.22

Additional unobservable inputs for June 30, 2015:

Scenarios	Probability
Probability of occurrence of Qualifying Events only in 2015	25%-37.24%
Probability of occurrence of Qualifying Events only in 2016	0.70%
Probability of occurrence of Qualifying Events only in 2015 and 2016	0.80%
Probability of occurrence of Qualifying Events in 2015 and 2017	1.96%

NOTE 6 - EQUITY:

a.	On December 31, 2014, the Board of Directors approved, further to a recommendation of the compensation committee, effective January 1, 2015, the appointment of the Company’s Chief Financial Officer (“CFO”). As part of his employment agreement, a grant of 20,000 options was approved. Each option will be exercisable into one ordinary share, each for an exercise price of NIS 27.93. The options will vest over a four-year period, with half of the options vesting at the end of a two-year period from the date of grant, and the second half vesting in eight equal quarterly tranches, subsequent to the two-year period from the grant date, subject to the CFO’s continued employment with the Company at the time that each tranche vests. These options will expire after six years from the date of grant. The value of the benefit in respect of the said options, as calculated at the date of grant, is approximately NIS 200 thousand. In addition, a grant of 40,000 options was approved of which 12,000 options to purchase 12,000 ordinary shares, each for an exercise price of NIS 27.93. These options will be exercisable only in the event that a material agreement, as defined in the Company’s compensation policy, is signed between the Company and a third party, subject to his continued employment with the Company. These options will expire after six years from the date of grant. The value of the benefit of those options is approximately NIS 120 thousand and will be recognized in the financial statements of the Company only if a material agreement is signed. 28,000 options to purchase 28,000 ordinary shares will be exercisable upon completion of an issuance of the Company’s ordinary shares in a foreign stock exchange, subject to his continued employment with the Company. If within 18 months from the date of the grant, the Company has not completed the issuance of the Company’s ordinary shares in a foreign stock exchange, but has signed a material agreement, 8,000 options from the 28,000 options will vest, in addition to 12,000 options as described above.

11

INTEC PHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 6 - EQUITY (continued):

The exercise price of these options will be NIS 27.93, and in the event that a material agreement has been signed, the higher of NIS 27.93 and the average of the share price for the 30 trading days after the signing of a material agreement. These options will expire after six years from the date of grant.

The value of the benefit of those options is up to approximately NIS 280 thousand and will be recognized in the financial statements of the Company, in accordance with the achievement of the targets as described above.

In August 2015, following the completion of the IPO, 28,000 options that were exercisable upon completion of an issuance of the Company’s ordinary shares in a foreign stock exchange, as described above, were vested and the value of the benefit of those options in the amount of approximately NIS 280 thousand will be recognized in the financial statements of the Company in the third quarter of 2015.

b.	During the six-month period ended June 30, 2015, options to purchase 344 ordinary shares granted to employees were forfeited.

c.	On February 13, 2015 all 92,400 non-tradable and unlinked warrants that were issued as part of the agreements for a private placement with institutional investors in February 2013 expired.

d.	On March 29, 2015, further to an approval of the general meeting on March 18, 2014, the Company executed a 50-to-1 reverse share split of the Company’s ordinary shares and eliminated their par value. Upon the effectiveness of the reverse share split, (i) the number of ordinary shares was proportionally decreased and their par value was eliminated, (ii) the number of ordinary shares into which each outstanding option and outstanding warrant to purchase ordinary shares is exercisable was proportionally decreased, and (iii) the exercise price of each outstanding option and outstanding warrant to purchase ordinary shares was proportionally increased. In addition, the general meeting approved an increase of the Company’s authorized share capital to include, after the reverse share split, 16,000,000 ordinary shares with no par value. Unless otherwise indicated, all of the shares numbers, the options and warrants numbers, loss per share amounts, share prices, warrant exercise prices and option exercise prices in these financial statements have been adjusted, on a retroactive basis, to reflect this 50-to-1 reverse share split.

e.	Until April 26, 2015, 208,843 unlinked warrants (Series 7) were exercised to purchase 208,843 ordinary shares for consideration of approximately NIS 7.3 million. The remaining 368,952 unexercised and unlinked warrants (Series 7) expired on April 26, 2015.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	On August 30, 2011, the Company entered into an agreement with an international manufacturer for ordering an automated production line for Accordion Pills. The order covers engineering design and planning. In May 2013, the Company entered into a follow on order to manufacture and assemble the automated production line. In addition, due to adjustments to the automated production line made by the Company, additional costs were added.

In April 2015, the installation of the automated production line on the Company’s facility was initiated. As of June 30, 2015 the Company had transferred payments of approximately NIS 8.4 million and recognized a liability for an additional amount of approximately NIS 1.9 million.

12

INTEC PHARMA LTD.
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

b.	On March 31, 2011, the Company received a statement of claim from a former related party, for an allocation of approximately 50,909 of the Company’s ordinary shares.

The lawsuit was in respect of a performance target relating to a share-based compensation transaction with the plaintiff.

The Company has recorded expenses in its 2006 financial statements (the year in which the service was rendered) with respect to the share-based compensation.

On September 8, 2013, the Israeli District Court ruled in favor of the plaintiff and ordered the Company to allocate to the plaintiff ordinary shares constituting approximately 0.89% of the Company’s share capital at full dilution.

The Company filed an appeal to the Israeli Supreme Court and concurrently issued the ordinary shares to the plaintiff on April 22, 2014.

To secure the Company’s obligations that may arise as part of the appeal proceedings, the Company has granted a bank guarantee to the plaintiff in the amount of approximately NIS 50 thousand.

On May 27, 2015, there was a court hearing relating to the Company’s appeal. After the hearing, the Company decided to withdraw its appeal and because of this withdrawal, the Company is not required to pay costs to the plaintiff and the bank guarantee was returned to the Company.

c.	On April 15, 2015 an agreement was signed between the Company and Biogen MA Inc. (“Biogen“) with respect to the execution of a Research, Option and Licensing agreement. The agreement is for the development of a designated accordion pill with a marketed, proprietary drug of Biogen. Under the agreement, the Company will conduct activities for the development of the collaboration product, pursuant to an agreed upon research plan, which activities shall be funded by Biogen subject to achievement of certain research plan milestones. The Company shall be entitled to consideration of $920 thousand for achievement of research plan milestones. In addition for the exercise of the option, achievement of additional milestones as described in the agreement and royalties based on sales the Company shall be entitled to consideration of up to $147 million. In May 2015, the Company received a payment of the funding of the research plan in the amount of $250 thousand.

d.	In May and June 2015, in addition to previously approved programs, the Company received approval from the Office of the Chief Scientist of the Israeli Ministry of Economy for a participation in research and development activities performed by the Company from January 1, 2015 to December 31, 2015 in the amount of NIS 9.1 million. After June 30, 2015 and until the date of approval of these financial statements an advance of approximately NIS 3.2 million has been received.

NOTE 8 - EVENT SUBSEQUENT TO JUNE 30, 2015

On August 7 2015, the Company completed the IPO, pursuant to which the Company issued 5,025,000 ordinary shares with no par value, at a price to the public of $6.00 per ordinary share, see note 1(a)(3).

_______________________
______________________________________
_______________________

13

Chapter C

Report of the Effectiveness of Controls and Statements of the Executives

Interim report on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Section 38C(a) to the Israeli Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the “Israel Securities Regulations”)

The management, under the supervision of the board of directors of Intec Pharma Ltd. (the “Company”), is responsible for planning and maintaining adequate internal control over financial reporting and disclosure in the Company. The senior executive officers, audit committee members and internal auditor in charge are:

1. Mr. Zeev Weiss, CEO.

2. CPA Oren Mohar, CFO.

3. CPA Amir Hayek, Independent Director and audit committee member.

4. CPA Gil Bianco, external Director and audit committee member

5. CPA Issac Silberman, external Director and audit committee member

6. CPA Haim Halfon, internal auditor

Internal control over financial reporting and disclosure consists of the Company’s existing controls and procedures that have been planned by the CEO and the chief financial officer or under their supervision, or by the equivalent acting officers, under the governance of the Company’s board of directors, and are designed to provide reasonable assurance about the reliability of financial reporting and the preparation of the financial statements in compliance with applicable laws, and guarantee that all information that the Company is required to disclose in the financial statements published in accordance with the law is collected, processed, summarized and reported in a timely manner and according to the format prescribed by law.

Among other things, internal control includes controls and procedures planned to guarantee that all information that the Company is required to disclose as specified above is gathered and transferred to the Company’s management, including the CEO and the chief financial officer, or the equivalent acting officers, in order to allow decision making on a timely basis with respect to the disclosure requirement.

Due to its inherent limitations, internal control over financial reporting and disclosure is not designed to provide absolute assurance that misstatements or omissions of information in the financial statements will be prevented or detected.

In the quarterly report on the effectiveness of internal control over financial reporting and disclosure which was attached to the quarterly report for the period ended March 31, 2015 (the “Last Quarterly Report on Internal Control”), it was concluded that the Company’s internal control is effective.

Through the date of this report, no events or circumstances that may change the assessment of the effectiveness of internal control , as found in the Last Quarterly Report on Internal Control, have been brought to the knowledge of the board of directors and management that are liable to change.

As of the date of this report, based on the assessment of the effectiveness of internal control in the Last Quarterly Report on Internal Control, and based on information brought to the knowledge of management and the board of directors, as abovementioned, internal control is effective.

Chief Executive Officer’s Statement pursuant to Regulation 38c(d)(1):

Letter of Representation

Chief Executive Officer’s Statement

I, Mr. Zeev Weiss, hereby declare that:

I have reviewed the quarterly report of Intec Pharma Ltd. (“the Company”) for the second quarter of 2015 (the “Reports”).

To my knowledge, the Reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are required in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the Reports.

To my knowledge, the financial statements and any other financial information included in the Reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the Reports.

I have disclosed to the Company’s auditor, to the Company’s board of directors and to the audit committee (that serves as the Financial Statements Review Committee) of the board of directors, based on my most updated evaluation of internal control over financial reporting and disclosure:

All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure that might reasonably adversely affect the Company’s ability to record, process, summarize or report financial information in a manner that might impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

I, alone or along with others in the Company:

Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to ensure that material information relating to the Company, is brought to my knowledge by others in the Company, particularly during the period of the preparation of the Reports; and

Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably ensure the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.

Have not been made aware of any event or circumstance that occurred in the period from the date of the last quarterly report through the date of this report, that might affect the conclusion of the management and the board of directors regarding the effectiveness of the Company’s internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

August 27, 2015	/s/ Zeev Weiss
Date	Zeev Weiss, CEO

Chief Financial Officer’s Statement pursuant to Regulation 38c(d)(2):

Letter of Representation

Chief Financial Officer’s Statement

I, Oren Mohar, hereby declare that:

I have reviewed the quarterly report of Intec Pharma Ltd. (the “Company”) for the second quarter of 2015 (the “Reports”).

To my knowledge, the interim Reports and any other financial information included in the Reports for the interim period, do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are required in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the Reports.

To my knowledge, the financial statements and any other financial information included in the Reports for the interim period, adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the Reports.

I have disclosed to the Company’s auditor, to the Company’s board of directors and to the audit committee (that serves as the Financial Statements Review Committee) of the board of directors, based on my most updated evaluation of internal control over financial reporting and disclosure:

All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure, to the extent it relates to the interim Reports and any other financial information included in the Reports for the interim period, that might reasonably adversely affect the Company’s ability to record, process, summarize or report financial information in a manner that might impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

I, alone or along with others in the Company:

Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably ensure that material information relating to the Company, is brought to my knowledge by others in the Company, particularly during the period of the preparation of the Reports; and

Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably ensure the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.

Have not been made aware of any event or circumstance that occurred in the period from the date of the last quarterly report through the date of this report, that relates to the interim Reports and any other financial information included in the Reports for the interim period, that might affect the conclusion of the management and the board of directors regarding the effectiveness of the Company’s internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

August 27, 2015	/s/ Oren Mohar
Date	Oren Mohar, CFO